SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 29, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Proposed Change of International and Domestic Auditors

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Rule 13.51(4) of the Listing Rules.

China Petroleum Corporation, the ultimate controlling shareholder of the Company, is a state-owned enterprise regulated by the
State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”). Under the relevant requirements by the Ministry of Finance of the People’s Republic of China and SASAC, there are certain limits to the number of years for which an auditor may continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries. In view of the above limits, the Company has reached consensus with KPMG and KPMG Huazhen (Special General Partnership) (“KPMG Huazhen”) on the non-renewal of their appointment, the transitional arrangements and other related matters, and agreed that after KPMG and KPMG Huazhen have completed the audit work in respect of the Company for the financial year ended 31 December 2012, the Company will not re-appoint KPMG and KPMG Huazhen as its international and domestic auditors, respectively, for the financial year ending 31 December 2013.

As recommended by the Audit Committee of the Company, the board of directors of the Company (the “Board”) has resolved to put forward an ordinary resolution at the 2012 annual general meeting of the Company (the “2012 AGM”) to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as “PricewaterhouseCoopers Zhong Tian LLP”) as the international and domestic auditors, respectively, of the Company for the financial year ending 31 December 2013.

The Company has received a written confirmation from KPMG and KPMG Huazhen that there are no matters that need to be reported or brought to the attention of the shareholders of the Company in connection with the relevant change. The Board also confirms that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with the above change, and there are no disagreements or unresolved matters between the Company and KPMG or KPMG Huazhen.

The proposed appointment of the international and domestic auditors of the Company is subject to approval by the shareholders of the Company by way of an ordinary resolution at the 2012 AGM. In accordance with the Listing Rules, the Company will dispatch to its shareholders a circular in respect of the 2012 AGM containing details of the proposed appointment of auditors.

The Board would take this opportunity to express its sincere gratitude to KPMG and KPMG Huazhen for the professional services they have rendered to the Company in the past years.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 27 March 2013

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Annual Results for the Year Ended 31  December 2012

2012 Annual Results Announcement

1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2012 annual report of the Company, and severally and jointly accept responsibility.

1.2	This annual report summary is extracted from the full text of the 2012 annual report. The Chinese version of the full report is published on www.sse.com.cn. For detailed content, investors are advised to read the full text of the 2012 annual report.

2	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:
Stock code of A shares:	600688
Place of listing of H Shares	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H share:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact methods

	Corporate Secretary	Securities Affairs Representative
Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road, Jinshan District,	Suite B, 28/F, Huamin Empire
	Shanghai, Postal Code: 200540	Plaza, 728 West Yan’an Road,
Shanghai, Postal Code: 200050
Tel	86-21-57943143/52377880	8621-57943143/52377880
Fax	86-21-57940050/52375091	8621-57940050/52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

3.1	Major Accounting Data

Unit: RMB’000

	For the year ended 31 December
Major accounting data	2012	2011	Increase/ decrease compared to the previous year (%)	2010
Operating income	93,072,254	95,601,248	–2.65	77,591,187
Profit before income tax (“-” for loss)	–2,032,974	1,292,291	–257.32	3,453,744
Net profit attributable to equity shareholders of the Company (“-” for net loss)	–1,548,466	944,414	–263.96	2,703,734
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for net loss)	–1,719,496	928,365	–285.22	2,771,632
Net cash inflow from operating activities (“-” for net outflow)	–1,611,521	2,481,431	–164.94	4,243,832

	As at 31 December
	2012	2011	Increase/ decrease compared to the end of the previous year (%)	2010
Total assets	36,805,799	31,110,085	18.31	29,158,104
Total equity attributable to equity shareholders of the Company	16,190,419	18,112,483	–10.61	17,913,040

3.2	Major Financial Indicators

	For the year ended 31 December
Major financial indicators	2012	2011	Increase/ decrease compared to the previous year (%)	2010
Basic earnings per share (“-” for loss) (RMB/Share)	–0.215	0.131	–263.96	0.376
Diluted earnings per share (“-” for loss) (RMB/Share)	–0.215	0.131	–263.96	0.376
Basic earnings per share excluding non-recurring items (“-” for loss) (RMB/Share)	–0.239	0.129	–285.22	0.385
Return on net assets (weighted average) (%)*	–9.028	5.243	Decreased by 14.271 percentage points	16.259
Return on net assets based on net profit or loss excluding non-recurring items (weighted average) (%)*	–10.025	5.154	Decreased by 15.179 percentage points	16.667
Net cash inflow per share from operating activities (“-” for net outflow) (RMB/Share)	–0.224	0.345	–164.94	0.589

	As at 31 December
	2012	2011	Increase/decrease compared to the end of the previous year (%)	2010
Net asset value per share attributable to equity shareholders of the Company (RMB/Share)*	2.249	2.516	–10.61	2.488
Liability-to-asset ratio (%)	55.286	40.911	Increased by 14.375 percentage points	37.675

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items

Unit: RMB’000

Non-recurring items	2012	2011	2010
Net loss from disposal of non-current assets	–14,319	–18,006	–34,635
Employee reduction expenses	–7,388	–9,758	–3,646
Government grants recorded in profit or loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	221,044	76,965	37,211
Investment income from disposal of available-for-sale financial assets	—	685	215
Income from external entrusted loans	2,093	1,298	1,581
Other non-operating income and expenses other than those mentioned above	23,044	–27,045	–89,720
Income tax effect	–52,482	–7,606	21,427
Effect attributable to minority interests (after tax)	–962	–484	–331

Total	171,030	16,049	–67,898

3.4	Financial information prepared under International Financial Reporting Standards (“IFRS”) for the past five years

Expressed in RMB million	2012	2011	2010	2009	2008
Year ended 31 December:
Net sales	87,217.3	89,509.7	72,095.9	47,345.3	59,329.8
(Loss)/profit before taxation	(2,016.5)	1,296.7	3,529.9	2,163.0	(8,017.9)
(Loss)/profit after taxation	(1,505.1)	986.5	2,794.4	1,652.8	(6,204.4)
(Loss)/profit attributable to equity shareholders of the Company	(1,528.4)	956.1	2,769.0	1,588.3	(6,241.1)
Basic and diluted (loss)/earnings per share	RMB(0.212)	RMB0.133	RMB0.385	RMB0.221	RMB(0.867)
As at 31 December:
Total equity attributable to equity shareholders of the Company	16,037.2	17,925.6	17,689.5	15,136.4	13,630.9
Total assets	36,462.5	30,718.9	28,697.5	30,039.9	27,667.0
Total liabilities	20,158.6	12,523.2	10,748.2	14,609.2	13,771.7

4.	SHAREHOLDING OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholding of top ten shareholders and top ten shareholders in circulation

Total number of shareholders as at 31 December 2012	106,100
Total number of shareholders as at the end of five trading days before this annual report published	103,139

Shareholding of the top ten shareholders as at 31 December 2012

Unit: Share
Name of Shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase(+)/ decrease(–) during 2012	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned enterprise legal person	55.56	4,000,000,000	—	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign legal person	31.86	2,294,108,101	+158,000	Circulating	—	Unknown
China Construction Bank-CIFM China Advantage Security Investment Fund	Others	0.83	60,000,000	–11,924,157	Circulating	—	Unknown
ICBC —SWS MU New Economy Balanced Equity Fund	Others	0.24	17,118,622	–4,147,801	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	—	Non-circulating	16,730,000	Unknown
Zhejiang Economic Construction Investment Co., Ltd.	Others	0.17	12,000,000	—	Non-circulating	12,000,000	Unknown
Shanghai Textile Development Company	Others	0.08	5,650,000	—	Non-circulating	5,650,000	Unknown
Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	—	Non-circulating	5,500,000	Unknown
IP KOW	Others	0.08	5,432,000	—	Circulating	—	Unknown
Agricultural Bank of China – Xinhua Selected Growth Equity Securities Investment Fund.	Others	0.06	4,318,720	Unknown	Circulating	—	Unknown

Top ten shareholders of shares in circulation

Unit: Share

Name of shareholders	Number of circulating shares held	Type of shares
HKSCC (Nominees) Limited	2,294,108,101	Overseas listed foreign shares
China Construction Bank – CIFM China Advantage Security Investment Fund	60,000,000	RMB-denominated ordinary shares
ICBC —SWS MU New Economy Balanced Equity Fund	17,118,622	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Agricultural Bank of China – Xinhua Selected Growth Equity Securities Investment Fund.	4,318,720	RMB-denominated ordinary shares
Bank of China – Efund Resources Sector Equity Securities Investment Fund	4,172,508	RMB-denominated ordinary shares
Zhonghai Trust – No.11 Pujiang Star Trust Fund Scheme	3,965,661	RMB-denominated ordinary shares
China Construction Bank – CIFM Growth Pioneer Equity Securities Investment Fund	3,406,008	RMB-denominated ordinary shares
YIP CHOK CHIU	3,150,000	Overseas listed foreign shares
China Merchants Bank Co., Limited – Fortis Haitong Surging Return Mixed Type Fund	3,029,933	RMB-denominated ordinary shares
Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical
Corporation, the State-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-
concert party of the other shareholders under the Administrative
Measures on Acquisition of Listed Companies. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-
in-concert parties under the Administrative Measures on Acquisition of
	Listed Companies.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

*	Includes 425,500,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2012, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

1.	Interests in shares and underlying shares of the Company

Name of shareholders	Number of share interests held or deemed as held (shares)	Percentage of total issued share capital (%)	Percentage of shareholding in the Company’s total issued H shares (%)	Capacity
China Petroleum & Chemical Corporation	4,000,000,000	55.56	—	Beneficial owner
Promoter legal person shares (L)
Government of Singapore Investment Corporation Pte Ltd	137,515,700 (L)	1.91(L)	5.90(L)	Beneficial owner; Investment managers; Other (Available-for- lending shares)
Blackrock, Inc.	127,333,214 (L) 22,949,017 (S)	1.77(L) 0.32(S)	5.46(L) 0.98(S)	Beneficial owner; Investment managers; Other (Available-for- lending shares)

Note: (L):Long position; (S):Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

2.	Short positions in shares and underlying shares of the Company

As at 31 December 2012, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5	REPORT OF THE DIRECTORS (MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS in the 2012 annual report.)

5.1	General — Review of the Company’s operations during the Year Ended 31 December 2012 (the “Reporting Period”)

In 2012, we witnessed a deceleration in the recovery of the global economy, an economic downturn in the developed countries, a general slowdown in economic growth in the emerging economies and a significant decline in the growth of international trade. Conditions were further complicated by severe volatility in the prices of major commodities and fluctuations in the global financial markets. The world’s petrochemical industry stayed at a relatively low stage of the cycle as marked by a slower rate of growth in the demand for petrochemical products and diminishing gross profits in the industry. Economic growth in China was slowing down and stabilising due to the policy of maintaining growth and adjusting the structure of the economy, with the country recording an annual GDP growth of 7.8%, suggesting a further slowdown in growth. The production levels of China’s petrochemical industry remained steady in general, albeit with a decline in its growth rate. The overall profitability across the industry declined significantly with a number of factors such as increased downward pressure on the economy growth, weakened growth in demand, high business costs, excessive growth of capacity expansion, and intensified competition from the homogeneous product market.

Despite the challenging business environment in 2012, the Company and its subsidiaries (“the Group”) managed to focus its efforts on production, business operations and management; to accord priority to the quality and efficiency of its development; to continue to improve safety and environmental-friendliness and to maintain stable production and operations; and to continue to push forward its optimisation programme; the major plants of Phase 6 Project were successfully completed and went on stream. In 2012, international market crude oil price fluctuated violently at high levels, the Group’s operating costs increased the Group’s refining business suffered policy-factor losses. Petrochemical products prices fell sharply and output decreased due to the maintanance work for certain production facilities, thus resulting in a substantial loss in the Group’s results for the year.

(1)	Production and business operations remained safe and stable.

In 2012, the Group placed high priority to HSE, and implemented an HSE accountability system at each level to ensure that safety and environmental- friendly practices remain strong throughout its operations. There were no occurrences of accidents involving serious consequences such as major fires, explosions or environmental pollution during the year. Overall production remained stable: the number and duration of unplanned shutdowns of the major production plants decreased by 49.12% and 46.42%, respectively. Important technical and economic indicators improved, with 62.26% of such indicators exceeding those of the previous year, and 33.02% of such indicators reaching advanced levels in the industry.

In 2012, the Group maintained physical production volumes at stable levels, with the total volume of goods produced amounting to 11,844,100 tons, a decrease of 1.31% over the previous year. During the year, the Group processed 11,193,500 tons of crude oil (including 563,000 tons of crude oil processed on a sub-contract basis), representing an increase of 3.01%. Total production output of gasoline, diesel and jet fuel was 5,878,800 tons, representing an increase of 2.32%, among which the Group produced 1,020,300 tons of gasoline, 4,027,900 tons of diesel and 830,600 tons of jet fuel, representing increases of 5.35%, 1.21% and 4.18%, respectively. The Group produced 914,700 tons of ethylene and 504,400 tons of propylene, representing increases of 0.51% and 4.71%, respectively. The Group produced 866,200 tons of paraxylene, representing a decrease of 6.16%. The Group also produced 1,087,500 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), representing a decrease of 0.95%; 1,015,600 tons of synthetic fibre monomers, representing an increase of 7.33%; 636,100 tons of synthetic fibre polymers, representing a decrease of 4.23%; and 251,600 tons of synthetic fibres, representing an increase of 0.64%. Meanwhile, the Group continued to maintain the premium level of quality in its products.

In 2012, the Group’s turnover amounted to RMB93,008.3 million, representing a decrease of 2.63% over the previous year. Its output-to-sales ratio and receivable recovery ratio were 100.06% and 100.05%, respectively. The value of the Group’s annual imports and exports amounted to US$9,016 million, representing an increase of 18.40%.

(2)	Growth in market demand decelerated, and prices of petrochemical products fell.

Against the backdrop of the slackened economic growth at home and abroad in 2012, the overall operation of the petrochemical industry tended to decline. The excessively expanded production capacity of bulk petrochemical products and the declined rate of growth in the demand in domestic and international markets led to more intense competition in the market and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while there was eased supply and demand of refined oil products. For the year ended 31 December 2012, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, and intermediate petrochemical products decreased by 20.92%, 9.98% and 3.81%, respectively, over the previous year. And the weighted average price (excluding tax) of petroleum products increased by 3.24% over the previous year.

(3)	International crude oil prices fluctuated at high levels, and costs of crude oil processing increased.

In 2012, international crude oil prices fluctuated at high levels primarily due to instability in the Middle East, the macro economy in Europe and the United States, as well as significant changes in the supply and demand of crude oil in the United States. In 2012, the peak and the bottom closing prices of Brent crude oil futures on the London Intercontinental Exchange were US$128.17/barrel and $88.62/barrel, respectively (US$126.64/barrel and $93.69/barrel, respectively, in 2011). In 2012, the average price of WTI crude oil on the New York Mercantile Exchange was US$94.12/barrel, a decrease of 1.02% from US$95.09/barrel in 2011; the average price of Brent crude oil on the London Intercontinental Exchange was US$111.63/barrel, an increase of 0.61% from US$110.95/barrel in 2011, reaching a record high.

For the year ended 31 December 2012, the Group processed a total of 11,193,500 tons of crude oil (including 563,000 tons processed on a sub-contract basis), representing an increase of 326,800 tons, or 3.01% over the previous year. Among them, domestic offshore oil accounted for 324,000 tons and imported oil accounted for 10,869,500 tons. The average unit cost of crude oil processed (for its own account) was RMB5,224.38 per ton (RMB5,044.64 per ton in 2011), representing an increase of 3.56%. The Group’s total costs of crude oil processing reached RMB55,538.0 million in 2012, representing an increase of 3.77% compared to RMB53,521.9 million for the previous year, representing 62.67% of the total cost of sales.

(4)	Construction of Phase 6 Project was completed and put into operation.

In 2012, construction of the Group’s Phase 6 Project, in which the Group made an investment of RMB3,811 million for the year, proceeded in full swing, with the Refinery Revamping and Expansion Project and the Technological Advancement Programme items as its key. In December 2012, Refinery Revamping and Expansion Project was completed and put into operation, enhancing the Group’s production capacity in deep processing of crude oil, improving the mix of refined oil products and further optimising feedstock allocation. The whole process flow for the first stage of the Carbon Fibre Project, with a capacity of 1,500 tons/year, was interconnected and went on stream for trial operation. The Up-grading Project for the Optimisation of the system and reduction in energy and feedstock consumption of the No. 2 PTA plant, and the secondary desulfurisation facilities for Furnaces 5 and 6 under the thermoelectric division were completed and put into operation.

(5)	Progress achieved in energy conservation and emissions reduction.

In 2012, the Group continued to carry out various energy conservation and emissions reduction measures in accordance with the relevant requirements in China, and during the year, reached all energy-savings and emissions reduction targets set by the government during the year. In 2012, the Company’s overall level of energy consumption per RMB10,000 product value was 0.998 ton of standard coal, at par with year 2011. Total volumes of COD declined 2.97%. The Company provided 57,344,700 tons of water for production (2011: 58,069,200 tons), representing a decrease of 724,500 tons, or 1.25% year-on-year, while the intake amount of fresh water declined by 2.40%, and the recycling rate of industrial water reached 96.90%. The discharge volumes of wastewater, solid wastes and sulfur dioxide declined by 1.53%, 18.10% and 6.65%, respectively, while the comprehensive waste water discharge compliance rate reached 100%. Various indices for waste water discharge compliance rate and the hazardous waste treatment ratio met requirements for environmental protection compliance. The average heat efficiency of heaters improved by 0.27 percentage point to 91.89% over the previous year.

(6)	Marked achievements in technological progress.

In 2012, the Group engaged in the technical development of new products and successfully developed a batch of new products such as polyethylene specialised materials with a high crystallisation rate for heat shrinkable films, moisture absorbing and quick-drying polyester, and superfine anti-pilling acrylic. The Group strived to adjust its product mix and increased production of various high value-added products such as ternary random co-polypropylene and binary random polypropylene. The high-performance PBO fibre project and industrial tests on the treatment of ethylene glycol wastewater using large biological fluidised bed have passed their examinations. Remarkable achievements were made in the industrial applications of YS-8810 silver catalysts. A total of 400,900 tons of new products were produced during the year, with a total product differential rate of 59.26%. A total of 44 patent applications were submitted and ten patent licenses were awarded, and 15 new and high-tech achievement projects received a total of RMB21.4 million as special financial support from the Shanghai Municipal Government.

The Group continued to push forward the perfection of its information system and improve its informatisation level. The APC for four plants – Coking Plant 2, Acrylonitrile Plant, Polyester Plant 1 and Polyester Plant 2 – was completed and put into operation. The establishment of a process simulation system with three plants – the residue hydrogenation, catalytic cracking and gasoline adsorptive desulfurisation plants was completed. The implementation and application of the ERP system were extended to cover the whole Group. The application of information systems such as APC, HR and EM was further enhanced, maintaining the Group’s leadership in the industry.

(7)	Corporate management further reinforced, and achievements made in unleashing potential and boosting benefits.

In 2012, the Group carried out a comprehensive review of its corporate business and management relations by positioning the functions of the functional departments and secondary work units to further improve the corporate management system. A comprehensive integrated management system was established at the corporate level, having initially attained the objective that “a set of managerial document can support multiple management systems”. The Group further strengthened performance appraisals to allow appraisals to play a better guiding role.

Potential was unleashed and benefits were increased further. The composition of crude oil resources was optimised with the establishment of a mechanism for measuring crude oil optimisation. Ethylene and aromatic feedstock was optimised to reduce feedstock costs. The sources of hydrogen-making feedstock and fuels were optimised to improve the utilisation of resources. The unleashing of potential and the increase in benefits amounted to RMB690 million during the year. The Group minimised various expenses, and actively used a variety of local fiscal incentive policies. The use of notes receivable was stepped up to boost the Company’s cash flow.

As at 31 December 2012, the Group reduced its headcount by 648 people, including voluntary redundancies and retired staff. This accounted for 4.14% of the total 15,655 people on the payroll as at the beginning of the year.

(8)	Brief analysis of main factors affecting operating results for the year.

In 2012, demand in the domestic petrochemical industry was sluggish due to the weak global economic recovery and the deceleration in China’s economic growth. In addition to the Group’s refining business policy-factor losses, the Group’s petrochemical business saw profitability fall sharply as well. As at 31 December 2012, the Group’s net loss attributable to equity shareholders of the Company amounted to RMB1,528.4 million.

The main reasons for the decline in the Group’s operating results during the Reporting Period were:

A.	Domestic prices of refined oil products failed to be adjusted in an adequate and timely manner. In 2012, the domestic prices of refined oil products were adjusted not timely and fully in line with that of international crude oil due to a number of factors such as the regulation of inflation rate in China and the limited bearability of the downstream consumers, resulting in losses in the Group’s refining business. Loss from operations of the refining business increased by RMB539.6 million over the previous year.

B.	The slower growth in domestic demand, excessive expansion of capacity, sluggish market, further intensified market competition and a substantial decline in the prices of petrochemical products resulted in a decline in the profit for the Company’s petrochemical business. In 2012, loss from operations of the Group’s petrochemical business was RMB864.0 million, representing a decrease of RMB2,325.9 million over the previous year.

C.	The Group’s share of profit of associates and jointly controlled entities decreased. In 2012, the Group’s share of profit of associates and jointly controlled entities amounted to RMB32.8 million (2011: share of profit of RMB152.7 million), representing a decrease of 78.52%. Of this amount, the share of loss of Shanghai Secco Petrochemical Company Limited amounted to RMB75.3 million (2011: share of profit of RMB9.8 million).

5.2	Accounting judgements and estimates

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(1)	Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets” and CAS 8 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(2)	Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(3)	Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

(4)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(5)	Income Tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine companies listed in Hong Kong, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2012. No provision has been made in the financial statements at 31 December 2012 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

(6)	Recognition of deferred tax assets

Deferred tax assets are recognised in respect of temporary deductible di ffe ren ce s a nd t he ca rry for war d o f u nuse d tax los se s. M ana ge men t recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilised. At the end of each reporting period, management assesses whether previously unrecognised deferred tax assets should be recognised. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilised. In addition, management assesses the carrying amount of deferred tax assets that are recognised at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilised.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2012, the Group would need to generate future taxable income of at least RMB 4,210 million, of which RMB 1,497 million is required to be generated by 2013 prior to the expiration of the unused tax losses incurred in 2008 and RMB 2,260 million is required to be generated by 2017 prior to the expiration of the unused tax losses incurred in 2012. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5.3	Comparison and Anaysis of Results of the Company’s Operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the Years ended 31 December
	2012			2011			2010
	Sales Volume (‘000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (‘000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (‘000 tons)	Net Sales (RMB Million)	% of Total
Synthetic fibres	253.3	3,313.3	3.8	250.9	4,150.2	4.6	255.9	3,906.6	5.4
Resins and plastics	1,582.8	14,706.3	16.9	1,590.7	16,418.6	18.3	1,620.2	14,900.0	20.7
Intermediate petrochemicals	2,209.2	17,993.5	20.6	2,246.7	19,023.2	21.3	2,386.5	17,206.4	23.9
Petroleum products	6,921.0	38,301.4	43.9	6,968.1	37,350.2	41.7	6,342.8	28,733.9	39.9
Trading of petrochemical products	—	12,020.7	13.8	—	11,617.0	13.0	—	6,565.9	9.1
Others	—	882.1	1.0	—	950.5	1.1	—	783.1	1.0

Total	10,966.3	87,217.3	100.0	11,056.4	89,509.7	100.0	10,605.4	72,095.9	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2012		2011		2010
	RMB Million	% of Net sales	RMB Million	% of Net sales	RMB Million	% of Net sales
Synthetic fibres
Net sales	3,313.3	3.8	4,150.2	4.6	3,906.6	5.4
Operating expenses	(3,718.6)	(4.3)	(3,848.9)	(4.3)	(3,471.0)	(4.8)

Segment (loss)/profit from operations	(405.3)	(0.5)	301.3	0.3	435.6	0.6

Resins and plastics
Net sales	14,706.3	16.9	16,418.6	18.3	14,900.0	20.7
Operating expenses	(15,997.7)	(18.4)	(16,406.6)	(18.3)	(13,908.9)	(19.3)

Segment (loss)/profit from operations	(1,291.4)	(1.5)	12.0	0.0	991.1	1.4

Intermediate petrochemicals products
Net sales	17,993.5	20.6	19,023.2	21.3	17,206.4	23.9
Operating expenses	(17,160.8)	(19.6)	(17,874.6)	(20.0)	(16,841.3)	(23.4)

Segment profit from operations	832.7	1.0	1,148.6	1.3	365.1	0.5

Petroleum products
Net sales	38,301.4	43.9	37,350.2	41.7	28,733.9	39.9
Operating expenses	(39,294.4)	(45.0)	(37,803.6)	(42.2)	(27,593.6)	(38.3)

Segment (loss)/profit from operations	(993.0)	(1.1)	(453.4)	(0.5)	1,140.3	1.6

Trading of petrochemical products
Net sales	12,020.7	13.8	11,617.0	13.0	6,565.9	9.1
Operating expenses	(11,974.3)	(13.7)	(11,602.0)	(13.0)	(6,551.8)	(9.1)

Segment profit from operations	46.4	0.1	15.0	0.0	14.1	0.0

	For the Years ended 31 December
	2012		2011		2010
	RMB Million	% of Net sales	RMB Million	% of Net sales	RMB Million	% of Net sales
Others
Net sales	882.1	1.0	950.5	1.1	783.1	1.0
Operating expenses	(843.9)	(1.0)	(914.2)	(1.0)	(765.7)	(1.0)

Segment profit from operations	38.2	0.0	36.3	0.1	17.4	0.0

Total
Net sales	87,217.3	100.0	89,509.7	100.0	72,095.9	100.0
Operating expenses	(88,989.7)	(102.0)	(88,449.9)	(98.8)	(69,132.3)	(95.9)

(Loss)/profit from operations	(1,772.4)	(2.0)	1,059.8	1.2	2,963.6	4.1
Net finance (costs)/income	(283.3)	(0.3)	83.5	0.1	(95.2)	(0.1)
Investment income	6.4	0.0	0.7	0.0	0.2	0.0
Share of profit of associates and jointly controlled entities	32.8	0.0	152.7	0.1	661.3	0.9

(Loss)/profit before taxation	(2,016.5)	(2.3)	1,296.7	1.4	3,529.9	4.9
Income tax	511.4	0.6	(310.2)	(0.3)	(735.5)	(1.0)

(Loss)/profit for the year	(1,505.1)	(1.7)	986.5	1.1	2,794.4	3.9

Attributable to:
Equity shareholders of the Company	(1,528.4)	(1.8)	956.1	1.0	2,769.0	3.8
Non-controlling interests	23.3	0.1	30.4	0.1	25.4	0.1

(Loss)/profit for the year	(1,505.1)	(1.7)	986.5	1.1	2,794.4	3.9

5.3.2	Comparison and Analysis

The year ended 31 December 2012 compared to the year ended 31 December 2011.

5.3.2A	Results of operations

1)	Net sales

In 2012, net sales of the Group amounted to RMB87,217.3 million, representing a decrease of 2.56% from RMB89,509.7 million over the previous year. For the year ended 31 December 2012, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, and intermediate petrochemical products decreased by 20.92%, 9.98% and 3.81% over the previous year, respectively, while the weighted average price (excluding tax) of petroleum products increased by 3.24%.

(i)	Synthetic fibres

In 2012, the Group’s net sales of synthetic fibres amounted to RMB3,313.3 million, representing a decrease of 20.17% compared to RMB4,150.2 million in the previous year. The weighted average sales price of synthetic fibres decreased by 20.92% as compared to the previous year. In particular, the weighted average sales price of acrylic fibre and polyester fibre, the principal products of synthetic fibres of the Group, decreased by 23.54% and 16.66% over the previous year, respectively. Sales of acrylic fibre and polyester fibre accounted for 74.66% and 19.01% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 3.8% of the Group’s total net sales in 2012, representing a decrease of 0.8 percentage points as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB14,706.3 million in 2012, representing a decrease of 10.43% as compared to RMB16,418.6 million in 2011, which is mainly driven by a 9.98% decrease of the weighted average sales price of resins and plastics in 2012. Among resins and plastics products, the weighted average sales price of polyethylene for 2012 decreased by 6.68%; the weighted average sales price of polypropylene for 2012 decreased by 8.15%; the weighted average sales price of polyester pellet for 2012 decreased by 16.35%. The sales of polyethylene, polypropylene and polyester pellet accounted for 38.01%, 29.29% and 28.57% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 16.9% of the Group’s total net sales in 2012, representing a decrease of 1.4 percentage points as compared to the previous year.

(iii)	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB17,993.5 million in 2012, representing a decrease of 5.41% as compared to RMB19,023.2 million in 2011, with the weighted average sales price of intermediate petrochemical products decreased by 3.81% as compared to the previous year while sales volume decreased by 1.67%. Among the intermediate petrochemical products, weighted average sales prices of paraxylene, butadiene and ethylene glycol decreased by 5.25%, 12.22% and 13.90%, respectively, while weighted average sales price of benzene increased by 10.32%. The sales of paraxylene, butadiene, ethylene glycol and benzene accounted for 32.19%, 11.83%, 10.46% and 16.16% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 20.6% of the Group’s total net sales in 2012, representing a decrease of 0.7 percentage points as compared to the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB38,301.4 million in 2012, representing an increase of 2.55% as compared to RMB37,350.2 million in the previous year, with the weighted average sales price increased by 3.24%, while sales volume decreased by 0.68%.

Net sales of petroleum products accounted for 43.9% of the Group’s total net sales in 2012, representing an increase of 2.2 percentage points as compared to the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petroleum products amounted to RMB12,020.7 million in 2012, representing an increase of 3.48% as compared to RMB11,617.0 million in the previous year. Such increase in the net sales was mainly attributable to a slight increase in the Group’s trading volume of petrochemical products as compared to the previous year.

Net sales of trading of petrochemical products accounted for 13.8% of the Group’s total net sales in 2012, representing an increase of 0.8 percentage points as compared to the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB882.1 million in 2012, representing a decrease of 7.20% as compared to RMB950.5 million in the previous year. Such decrease in the net sales was mainly attributable to a decrease in the Group’s business of crude oil processed on a sub-contract basis.

Net sales of others accounted for 1.0% of the Group’s total net sales in 2012, basically at par with the previous year.

2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group were RMB88,989.7 million in 2012, representing a slight increase as compared with RMB88,449.9 million in 2011. The operating expenses of petroleum products and trading of petrochemical products were RMB39,294.4 million and RMB11,974.3 million, representing increases of 3.94% and 3.21%, respectively. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, and others amounted to RMB3,718.6 million, RMB15,997.7 million, RMB17,160.8 million, and RMB843.9 million, representing a decrease of 3.39%, 2.49%, 3.99% and 7.69% as compared to the previous year, respectively.

The Group’s operating expenses of petroleum products in 2012 increased by 3.94% as compared to the previous year, primarily due to an increase of 3.56% in average unit cost of crude oil processed.

The Group’s operating expenses of trading of petrochemical products in 2012 increased by 3.21% as compared to the previous year, primarily due to a slight increase in the Group’s trading volume of petrochemical products as compared to the previous year.

The Group’s operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals and others in 2012 declined primarily due to decreases in both sales volume and prices of certain petrochemical raw materials.

—	Cost of sales

The Group’s cost of sales amounted to RMB88,617.8 million in 2012, basically at par with RMB87,881.2 million in 2011. Cost of sales accounted for 101.61% of the net sales for 2012.

—	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB649.9 million in 2012, representing a decrease of 3.83% as compared to RMB675.8 million in the previous year, mainly due to a decrease in sales agency fees in routine (continuing) connected transactions in line with the decrease in sales volume.

—	Other operating income

The Group’s other operating income amounted to RMB333.8 million in 2012, representing an increase of 103.16% compared to RMB164.3 million in the previous year, mainly due to an increase of RMB144.1 million of government grants recognised in profit or loss after fulfilling the conditions in 2012 as compared to the previous year.

—	Other operating expenses

The Group’s other operating expenses was RMB55.8 million in 2012, basically at par with RMB57.2 million in 2011.

3)	(Loss)/profit from operations

The Group’s loss from operations amounted to RMB1,772.4 million in 2012, representing a decrease in profit of RMB2,832.2 million as compared to the profit from operations of RMB1,059.8 million in the previous year.

4)	Net finance (costs)/income

The Group’s net finance costs were RMB283.3 million in 2012, while there was a net finance income of RMB83.5 million in 2011. The change was mainly due to a decrease of RMB213.4 million in net foreign exchange gain during the Reporting Period as compared to the previous year resulting from the stability in the US Dollar to Renminbi exchange rate during the Reporting Period. Furthermore, a substantial amount of new borrowings was made by the Group, resulting in an increase of RMB140.6 million in interest expense.

5)	(Loss)/profit before taxation

The Group’s loss before taxation was RMB2,016.5 million in 2012, representing a decrease in profit of RMB3,313.2 million as compared to the profit before taxation of RMB1,296.7 million in the previous year.

6)	Income tax

The Group’s income tax credit was RMB511.4 million in 2012, while the Group’s income tax expense was RMB310.2 million in the previous year. The change was primarily attributable to the deferred tax assets recognised in respect of the unused tax loss generated by the Company in 2012.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Group in 2012 was 25% (2011: 25%).

7)	(Loss)/profit for the year

The Group’s loss for the year was RMB1,505.1 million in 2012, representing a decrease in profit of RMB2,491.6 million as compared to the profit for the year of RMB986.5 million in the previous year.

5.3.2B	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash outflows from operating activities amounted to RMB2,066.4 million in 2012, representing a decrease in cash inflows of RMB4,286.4 million as compared to net cash inflows of RMB2,220.0 million in the previous year. In particular, 1) due to the decline in the Group’s profit from operations during the Reporting Period, net cash outflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB333.4 million in 2012, representing a decrease of RMB3,264.4 million of cash inflows compared to net cash inflows of RMB2,931.0 million in the previous year; 2) the Group’s increased inventory balance led to a decrease in operating cash flow of RMB3,366.0 million in 2012 (as compared to a decrease in operating cash flow of RMB230.1 million in the previous year due to increased inventory balance at the end of the previous year); and 3) decrease in the balances of debtors, bills receivable and prepayments led to an increase in operating cash flow of RMB992.2 million in 2012 (as compared to a decrease in operating cash flow of RMB1,015.4 million in 2011 as a result of an increase in such year-end balances of the previous year).

(ii)	Borrowings

The total borrowings of the Group at the end of 2012 amounted to RMB12,255.2 million, representing an increase of RMB6,583.1 million as compared to the end of the previous year, of which short-term borrowings increased by RMB5,511.8 million, and long-term borrowings increased by RMB1,071.3 million.

The Group managed to maintain its liability-to-asset ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the capital expenditure plan, long-term bank loans can be arranged in advance of expenditure while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

2)	Liability-to-asset ratio

As at 31 December 2012, the Group’s liability-to-asset ratio was 55.29% (2011: 40.77%). The ratio is calculated using this formula: total liabilities/ total assets.

5.3.2C	Research and Development, Patents and Licenses

The Group comprises a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2010, 2011 and 2012 were RMB58.2 million, RMB79.6 million and RMB72.2 million, respectively, all representing approximately 0.1% of the total turnover for those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2D	Off-Balance Sheet Arrangements

Please refer to note 27 to the financial statements prepared under IFRS in this annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to outside parties during the Reporting Period.

5.3.2E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2012:

	As at 31 December 2012 payment due by period
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)
Contractual obligations
Short term borrowings	11,023,877	11,023,877	—	—
Long term borrowings	1,231,340	—	370,560	860,780

Total contractual obligations	12,255,217	11,023,877	370,560	860,780

5.3.2F	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period

As at 31 December 2012, the Company had more than 50% equity interests in the following principal subsidiaries:

Company	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by subsidiaries (%)	Registered capital (’000)	Profit/ (loss) for the year 2012 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB1,000,000	38,659
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB25,000	27,833
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$9,153.8	246
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$50,000	35,287
Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	—	RMB250,000	(30,048)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB545,776	2,717

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounted to RMB947.6 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounted to RMB1,454.1 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2012, none of the subsidiaries controlled by the Group had more than 10% effect on the net profit of the Group.

5.3.2G	Major Suppliers and Customers

The Group’s top five suppliers in 2012 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co., Ltd., Sinopec Chemical Commercial Holding Company Limited, Heilongjiang United Oil & Chemicals Co., Ltd. and Shanghai Secco Petrochemical Company Limited. Total procurement costs from these suppliers, which amounted to RMB57,197.6 million, accounted for 69.31% of the total procurement costs of the Group during the year ended 31 December 2012. The procurement costs from the largest supplier amounted to RMB 36, 998.6 million , representing 44.84% of the total costs of purchases by the Group during the year ended 31 December 2012.

The Group’s top five customers in 2012 were Sinopec Huadong Sales Company Limited, Sinopec Chemical Commercial Holding Company Limited, China Petroleum & Chemical Corporation, Shanghai Secco Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation. The total sales to these customers amounted to RMB51,225.1 million, representing 55.04% of the Group’s total turnover during the year ended 31 December 2012. The sales to the largest customer amounted to RMB37,635.4 million, representing 40.44% of the Group’s total turnover during the year ended 31 December 2012.

To the knowledge of the Board, in relation to the above suppliers and customers, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem Oil Co., Ltd., Heilongjiang United Oil & Chemicals Co., Ltd. and Oriental Petrochemical (Shanghai) Corporation. China Petroleum & Chemical Corporation is the controlling shareholder of the Company. China International United Petroleum & Chemical Co. Ltd., Sinopec Huadong Sales Company Limited and Sinopec Chemical Commercial Holding Company Limited are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited.

5.4	Discussion and Analysis of the Company’s Operation (prepared under CAS)

5.4.1	Analysis of the Company’s Major Business

5.4.1A	Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Unit: RMB’000

	For the years ended 31 December
Item	2012	2011	Change (%)
Operating income	93,072,254	95,601,248	–2.65
Operating costs	86,041,072	85,042,194	1.17
Business taxes and surcharges	5,791,064	6,009,203	–3.63
Selling and distribution expenses	649,906	675,771	–3.83
General and administrative expenses	2,388,555	2,556,011	–6.55
Financial expenses (“-” for financial income)	283,257	–83,542	–439.06
Net cash inflow from operating activities (“-” for net outflow)	–1,611,521	2,481,431	–164.94
Net cash outflow from investing activities	–4,062,131	–2,810,179	44.55
Net cash inflow from financing activities	5,743,270	320,370	1,692.70
Research and development expenditure	72,174	79,573	–9.30

Analysis of Major Changes in the Consolidated Income Statement

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Change (%)	Major reason for change
Item	2012	2011
Financial expenses (“-” for financial income)	283,257	–83,542	366,799	–439.06	Net foreign exchange gain decreased and increased loans and borrowings resulted in higher interest expense in 2012.
Non-operating income	279,838	91,894	187,944	204.52	Refund of local taxes increased in 2012.
Operating profit (“-” for loss)	–2,256,297	1,260,377	–3,516,674	–279.02	Gross profit decreased in 2012.
Profit before income tax (“-” for loss)	–2,032,974	1,292,291	–3,325,265	–257.32
Income tax	–507,763	317,461	–825,224	–259.95
Net profit for the year (“-” for net loss)	–1,525,211	974,830	–2,500,041	–256.46
Net profit attributable to equity shareholders of the Company (“-” for net loss)	–1,548,466	944,414	–2,492,880	–263.96

Analysis of Major Changes in the Cash Flow Statement

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Change (%)	Major reason for change
Item	2012	2011
Net cash inflow from operating activities (“-” for net outflow)	–1,611,521	2,481,431	–4,092,952	–164.94	Gross profit decreased in 2012, with a marked decline in operating results.
Net cash outflow from investing activities	–4,062,131	–2,810,179	–1,251,952	44.55	Capital expenditure increased in 2012 mainly in the Refinery Revamping and Expansion Project.
Net cash inflow from financing activities	5,743,270	320,370	5,422,900	1,692.70	Loans and borrowings increased to replenish the working capital in 2012.

5.4.1B	Operating Income

1)	Analysis of Changes in Operating Income

Aside from the weighted average price (excluding tax) of petroleum products, which increased by 3.24% over the previous year, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, and intermediate petrochemical products fell by 20.92%, 9.98% and 3.81%, respectively, resulting in a lower operating income in 2012 compared to the previous year.

2)	Major Customers

Please refer to 5.3.2G for details of major customers of the Group.

5.4.1C	Operating Costs

1)	Analysis of Operating Costs

Operating costs of the Group were RMB86,041.1 million in 2012 , representing a slight increase of 1.17% as compared with RMB85,042.2 million in 2011, which was mainly due to an increase in the average unit cost of crude oil processed.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the years ended 31 December
	2012		2011
	RMB Million	% of Total	RMB Million	% of Total	Change (%)
Cost of raw materials
Crude oil	55,538.0	64.55	53,521.9	62.94	3.77
Ancillary materials	12,457.3	14.48	14,846.8	17.46	–16.09
Depreciation and amortisation	1,631.6	1.90	1,567.6	1.84	4.08
Staff costs	1,401.2	1.63	1,336.0	1.57	4.88
Costs of merchandise	11,886.3	13.81	11,480.9	13.50	3.53
Others	3,126.7	3.63	2,289.0	2.69	36.60

Total	86,041.1	100.00	85,042.2	100.00	1.17

2)   Major Suppliers

Please refer to 5.3.2G for details of major suppliers of the Group.

5.4.1D	Expenses

Please refer to Analysis of Major Changes in the Consolated Income Statement and the Consolidated Cash Flow Statement of 5.4.1A in this section during the Reporting Period for the analysis of expenses changes.

5.4.1E	Research and Development Expenditure

Unit: RMB’000

Expensed R&D expenditure during the Reporting Period	72,174
Capitalised R&D expenditure during the Reporting Period	—

Total	72,174

% of Net assets	0.44

% of Operating income	0.08

Please refer to 5.3.2C for details of Research and Development, Patents and Licenses of the Group.

5.4.1F	Cash Flow

Please refer to 5.4.1A Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in this section for details of the changes in cash flow statement items.

5.4.2	Analysis of Business Operations by Segment, Product and Geographical Location

5.4.2A	Principal operations by segment or product

By segment or product	Operating income (RMB’000)	Operating costs (RMB’000)	Gross profit/ (loss) margin (%)	Increase/ decrease of operating income as compared to the previous year (%)	Increase/ decrease of operating costs as compared to the previous year (%)	Increase/ decrease of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	3,344,190	3,558,002	–6.39	–20.34	–1.26	–20.56
Resins and plastics	14,828,298	15,416,471	–3.97	–10.62	–3.27	–7.90
Intermediate petrochemicals	18,161,380	16,465,123	9.34	–5.62	–5.27	–0.33
Petroleum products	43,754,793	37,934,333	13.30 (note)	2.00	6.12	–3.37
Trading of petrochemical products	12,025,361	11,886,346	1.16	3.48	3.16	0.31
Others	958,232	780,797	18.52	–9.04	–8.41	–0.55

Note:	The gross profit margin is calculated according to the price of petroleum products which includes consumption tax. The gross profit margin of petroleum products after deducting consumption tax amounted to 0.84%.

5.4.2B	Principal operations by geographical location

Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the previous year (%)
Eastern China	87,656,088	–1.77
Other regions in the PRC	4,354,211	–27.15
Exports	1,061,955	176.18

5.4.3 Analysis of Assets and Liabilities

Unit: RMB’000

	As at 31 December 2012		As at 31 December 2011
Item	Amount	% of Total Assets	Amount	% of Total Assets	Change (%)	Major reason for change over 30%
Cash at bank and on hand	160,962	0.44	91,346	0.29	76.21	A surplus arose after net cash inflow from financing activities bridged operating and investing net cash outflow due to operating loss and capital expenditure in 2012.
Bills receivable	2,065,483	5.61	3,131,579	10.07	–34.04	Sales settled with bills receivable decreased.
Accounts receivable	1,082,742	2.94	609,906	1.96	77.53	Sales volume of petroleum products increased at the end of 2012, and receivables from related parties increased.
Inventories	8,938,077	24.28	5,582,425	17.94	60.11	Purchases of crude oil increased at the end of 2012
Long-term equity investments	3,057,153	8.31	3,101,305	9.97	–1.42	—
Investment properties	439,137	1.19	452,555	1.45	–2.96	—
Fixed assets	17,622,001	47.88	12,659,332	40.69	39.20	Construction in progress was
Construction in progress	612,388	1.66	3,882,992	12.48	–84.23	transferred to fixed assets after the completion and launch of the Refinery Revamping and Expansion Project in 2012.
Short-term loans	11,023,877	29.95	5,512,074	17.72	100.00	Short-term loans were borrowed to replenish the working capital in 2012.
Accounts payable	5,523,248	15.01	4,650,007	14.95	18.78	—
Long-term loans	1,231,340	3.35	160,050	0.51	669.35	Long-term loans were borrowed for the construction of the Refinery Revamping and Expansion Project in 2012.

5.5	Others

(1)	Group’s employees

The number of employees of the Company	14,894
The number of employees of the subsidiaries	113
Total number of employees of the Group	15,007
The number of retired workers who required the Group to bear the costs of retirement	14,910

Professionals structure and level of education of the Company’s employees

Category of Professionals	Number of employees
Production personnel	8,689
Sales staff	105
Technical staff	2,271
Financial officers	144
Administrative staff	1617
Others	2,068

Level of education (college or above)	41.33%

Educational Attainment	Number of employees
Post-graduate and above	178
Undergraduate	2,416
College graduate	3,561
High school, college and the following	8,739

Total	14,894

(2)	Purchase, Sale and Investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments in 2012.

(3)	Pledge of assets

As at 31 December 2012, no fixed asset was pledged by the Group (31 December 2011: RMB nil).

5.6	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2012, the Group held foreign-currency denominated bank deposits and loans and borrowings, equivalent to RMB928,000 and RMB7,839,879,000 respectively.

5.7	Company Outlook on Future Development (Business Prospects)

(1)	Development trends and market competition in the industry

In 2013, the global economic situation will remain complex and highly variable. The global economy will continue to grow at a slow pace. There will be a surge in various forms of protectionism, with potential inflationary pressures and asset bubbles. The global economy has switched from a period of rapid growth before the crisis to a period of deep transformation and adjustment. As China is still in an important period of strategic opportunity, it will continue to maintain its macro-economic policy to promote growth while ensuring stability by maintaining its proactive fiscal policy and prudent monetary policy, as well as actively boosting domestic demand to drive steady economic growth. The future of the global petrochemical industry is undergoing major changes as the large-scale development of shale gas in North America will reduce the costs of energy and petrochemical; the development of the coal chemical industry will pose challenges to the traditional petrochemical industry; and the petrochemical industry is facing more intense competition. The uncertainties in the international crude oil market, uncertain outlook on global economic growth, changes in the pattern of oil supply and turmoil in West Asia and North Africa will collectively impact international crude oil prices. Various factors such as the European debt crisis, the slow U.S. economic recovery which may continue to depress energy demand, worldwide quantitative easing policies and Middle East geopolitics will influence crude oil prices. The overall supply-demand equilibrium of the international crude oil market is expected to remain stable, with crude oil prices continuing to fluctuate at high levels. The overall Chinese domestic consumer market will maintain a stable growth; market demand for energy and major bulk chemical products will rise; and investment in the petrochemical industry will continue to grow at a fast pace. The operations of the petroleum and chemical industries are expected to maintain stable overall, and will pick up growth momentum as part of a steady and positive development trend.

(2)	Business plans for 2013

In 2013, the Group aims to develop itself into an advanced refineries and petrochemicals enterprise. It will focus on improving the quality and efficiency of its development, adjusting its structure, deepening its reform and strengthening its management. The Group will also proactively work on various aspects of its business, such as its underlying competitiveness, production and operation competence, management capabilities, R&D strength, as well as improve its workforce and development environment. It will make the most of its advantages deriving from the operation of the Refinery Revamping and Expansion Project and the Technological Advancement programme items, and will strive to improve its economic returns.

To achieve its business objectives in 2013, the Group will carry out tasks in the following areas:

	Strengthening safety management and environmental protection as well as boosting safe, green and low-carbon development

The Group will implement a green and low-carbon development strategy to further improve safety management and environmental protection. This includes adopting safety management initiatives and launching more safety campaigns to strengthen grid management at construction sites, HSE supervision and management during direct operation process, as well as emergency response management and HSE supervision over contractors. The Group will step up environmental control by establishing a long-term mechanism for environmental control; deepening and expanding deodorizing programme in the plant site; continuing to cut down the total amount of solid waste; strengthening emergency response management in the protection of water sources, prevention and control of air pollution and improvement in air quality; and measuring all carbon emissions.

‚	Enhancing plant operation competence so as to ensure a safe, stable, long-cycle, full capacity and excellent operation of the plants.

The Group will introduce advanced managerial concepts to improve plant operation management. It will strengthen plant operation management and run well the newly built plants of Phase 6 Project, strengthen the organisation and coordination of major production operations, and continue to roll out special campaigns of safe, stable, long-cycle, full capacity and excellent operation among the production units. It will implement the consolidated dispatching over production, electrical power and thermal power. The Group will promote energy conservation and feedstock consumption reduction, complete power balance tests on 20 integrated units, as well as use contract energy management to improve the Company’s energy utilisation efficiency. It will improve its overall capability for equipment management, implement plans for the long-cycle plant operation, and strengthen the management of scheduled turnaround so as to lead the long-cycle operation to a higher level.

ƒ	Strenthening operational optimisation and tackle the potential of economic return.

The Group will keep a close eye on the market and improve business operations, striving to maximise the advantages it enjoys in integrated refining and chemical operations, and improve its operation efficiency. It will optimise procurement of crude oil for better economic return, improve its analytical capability of oil price trends, optimise and minimise the number of sources of crude oil so as to give a full play to the potential of the existing plants. The Group will optimise its intermediate feedstock and its product mix, its selection of raw materials and material balancing, as well as its mix of refined oil products, and maximise the output of products with profit margin contribution. It will also optimise sales strategies and patterns of material supply, endeavour to improve the market share of Shanghai IV refined oil products, improve the sales and marketing of new products, implement a low-inventory strategy and improve the construction of a logistics circle accessible within two to three hours. By fully leveraging the operations of the Refinery Revamping and Expansion Project and the optimisation of the refinery and chemical systems, the Group will implement various cost and expense reduction measures, tighten cost management among all staff and exercise strict control over expenditure. It will establish an effective equipment maintenance strategy grounded in scientific theory to reduce expenditure in unnecessary inspection and maintenance costs, strengthen fund management and optimise fund operation.

„	Promoting technological advancement and IT application programmes to support future development.

The Group will continue to explore a technological innovation system in combination with universities and speed up its development of IT application to increase its strengths in R&D. It will develop more new products and technology, accelerate technological breakthrough in new carbon fiber products, launch a pilot project with a capacity of 1,000 tons for norbornene/ ethylidene norbornene and hydrogenated petroleum resins, promote the development and application of new environmental protection technologies, and step up the marketing of new products. The Group will also improve the marketing of various new products such as specialised materials for binary random copolymer, fire-retardant polyester series, NEP polyester chips, gel dyed acrylic and precursor liquid coloring acrylic, as well as increase their output in a steady manner. It will continue to proceed with its IT application programme which includes APC systems for various plants such as those for online blending of diesel, aromatics complex, CDU and EO/EG plant, process simulation systems for various plants, such as No. 3 diesel hydrogenation plant and butadiene plant, a complete production and operation monitoring and analysis system will be built. With all above-mentioned IT systems being built, the Group will take a further step in application of information systems.

…	Strengthening corporate management and improving scientific management competence.

The Group will work out detailed and practical measures for various tasks, develop a mechanism of benchmarking so as to regulate process management and improve the level of professional management. The Group will give full play to its integrated management systems so as to achieve higher standard of compliance. It will set up and work on improving a strategic goal-oriented performance appraisal system to maximise the role of orientation and incentives in performance appraisal, and improve the correlation between organisational performance and individual employee performance to enhance the effectiveness of performance appraisal.

†	Strengthening team building and creating a stable and harmonious environment for development

The Group will carry out medium and long-term planning for human resources, constantly improve the setup of channels catering to the growth of all types of competent staff, and enhance staff training and human resource optimisation, aiming at building a first-class workforce. It will further refine and enrich the connotation of its corporate culture, actively cultivate corporate core values, take care for staff welfare and livelihood and promote the healthy, stable and harmonious development of the Group.

(3)	The risks to which the Company may be exposed in its future development

	The cyclical characteristics of the petroleum and petrochemical market as well as the volatility in the prices of crude oil and petrochemical products may have an adverse impact on the Group’s operation.

A large part of the Group’s operating income is derived from the sales revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive towards changes in the macro economy as well as in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes. These factors have a major impact, from time to time, on the prices of the Group’s products available in the regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the rising impact of the petrochemical cycle in regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, with an uncertain outlook. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

‚	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil prices.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 90% of the crude oil required has to be imported. In recent years, crude oil prices have been fluctuating significantly due to a number of factors, and the Group cannot rule out the possibility that a number of major unexpected events may cause a suspension in crude oil supply. Although the Group attempted to mitigate the effect of increased costs from rising crude oil prices by passing them on to customers, this is subject to market conditions and the government control over the pricing of refined oil products. Since there is a time-lag between the rise in crude oil prices and the rise in petrochemical product prices, higher costs cannot be totally offset by raising sales prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as the subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising sales prices of the Group’s petroleum products. This has created, and will continue to create, a significant adverse impact on the Group’s financial condition, operating results or cash flow.

ƒ	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s estimated capital expenditures amount to approximately RMB2,600.0 million in 2013, which will be met by financing activities and by internal funding. The Group’s real capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Besides, there is no assurance of the completion of the Group’s capital projects, of the costs required for completion, and of the success of completed projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market; and availability of government approval documents, other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

„	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese Government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the State or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

…	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic scenes. In July 2005, the PRC Government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese Government has been under international pressure to further ease its exchange rate policy, and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues are denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

†	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., the Group’s controlling shareholder; Sinopec Group, the controlling shareholder of Sinopec Corp.; as well as connected parties (subsidiaries or associates) thereof. These connected transactions include: provision of raw materials purchases, the agency sale of petrochemical products, construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Group by these connected parties; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. The aforesaid connected transactions and services conducted by the Group are carried out under normal commercial terms and terms of relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Besides, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

‡	Risks associated with control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 4,000,000,000 shares of the Company, which represents 55.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operation, funds allocations, appointment or removal of senior staff and so forth, thereby adversely impacting the Group’s production operation as well as minority shareholders’ interests.

ˆ	Risks associated with the failure to complete the share reform.

The Company initiated share reform proposals commissioned by the shareholders of non-tradable shares, first in October 2006 and subsequently in December 2007. However, the two share reform proposals failed to obtain the approval of shareholders of tradable A shares. According to the relevant regulations, the Shanghai Stock Exchange started to adopt a special arrangement from 8 January 2007, of having a differentiated system for listed companies that were unable to complete the share reform, under which the range of share price movements for such A shares were unitarily adjusted up or down by 5% each day, with a trading information disclosure system equivalent to that of ST and *ST stocks applied to such stocks. It does not rule out the possibility that the CSRC and the Shanghai Stock Exchange may set more limits for companies which have not yet completed the share reform. Such regulations may have an adverse impact on the business environment, market image and market financing activities of the Company.

5.8	Projects not Funded by Proceeds from Share Issue

In 2012, the capital expenditure of the Group amounted to RMB3,811.0 million, representing an increase of 18.17% as compared to RMB3,225.0 million in 2011. Major projects include the following:

Project	Total project investment in RMB million	Project progress as at 31 December 2012
Refinery Revamping and Expansion Project	6,267	Completed and put into operation Completed the first phase and launched for trial operation
The Carbon Fibre Project with a capacity of 1,500 tons/year	848

The Up-grading Project for the optimisation of the system and reduction in energy and feedstock consumption of the No. 2 PTA Plant	186	Completed and put into operation

Secondary Desulfurization Facilities for Furnaces 5 and 6 under the thermoelectric division	129	Completed and put into operation

No. 2 and No. 3 Aromatic Hydrocarbon Energy-saving Upgrade Project	954	Under construction

Upgrade Project for the Optimisation of Energy Savings on SL-II Ethylene Cracking Furnace Project in New Ethylene Area	115	Under construction

The Group’s capital expenditure for 2013 is estimated at approximately RMB2,600.0 million.

5.9	Plan for Profit Appropriation or Capital Reserve by the Board

5.9.1	Disclosure of the Cash Dividend Policy and its Stipulation, Implementation or Amendment

Article 206 of the Articles of Association reads:

“Where there is any profit that may be distributed to shareholders, the Company shall take steps to implement a profit distribution scheme with the principle of providing reasonable investment return to shareholders as well as ensuring the Company to meet its reasonable capital requirements.

The profit distribution policies of the Company are as follows:

(a)	The Company shall properly deal with the correlation between the short-term benefits and long-term development of the Company and formulate a reasonable dividend distribution plan each year based on the prevailing operating environment and the capital requirement plan for project investment and after thoroughly considering the benefits of shareholders.

(b)	The profit distribution policies of the Company shall maintain consistency and stability.

(c)	The accumulated profits distributed in cash by the Company over the past three years shall represent no less than 30% of the realized average annual distributable profits over the past three years.

(d)	If the Board of the Company does not make any cash profit distribution proposal, the Company shall disclose the reason(s) in its periodic reports.”

The 2011 profit appropriation plan was considered and approved at the 2011 Annual General Meeting held on 27th June 2012 and thereafter implemented.

5.9.2	Plan for Profit Appropriation or Capital Reserves Capitalisation for the Reporting Period

In 2012, the net loss attributable to equity shareholders of the Company amounted to RMB1,548,466,000 under CAS (net loss of RMB1,528,397,000 under IFRS). The Board proposed that no dividend will be distributed and no capital reserve shall be converted into share capital.

5.9.3	Status of the Company’s Payment of Dividends or Capital Reserve Capitalisation over the Past Three Years (Including the Reporting Period)

Unit: RMB’000

Year of paying dividends	Amount of bonus shares allocated every 10 shares (share)	Amount of dividends paid every 10 shares (RMB) (including tax)	Amount of transferred shares every 10 shares (share)	Amount of cash dividends (including tax)	Net profit attributable to equity shareholders of the Company prepared under CAS for the Year (“-” for net loss)	Percentage of net profit attributable to equity shareholders of the Company prepared under CAS for the Year (%)
2012	—	—	—	—	–1,548,466	—
2011	—	0.50	—	360,000	944,414	38.12
2010	—	1.00	—	720,000	2,703,734	26.63

5.10	The Company’s Disclosure on the fulfillment of its Corporate Social Responsibility

Please refer to Appendix 4 “The Report on the Fulfillment of Corporate Social Responsibility 2012” of this annual report for details of the fulfillment of social responsibility and environmental protection of the Company.

6.	MAJOR EVENTS AND OTHERS

6.1	Connected transactions in relation to daily operation

Major connected transactions involving purchases and sales of goods and services

Unit: RMB’000

Type of connected transactions	Connected parties	Annual cap for 2012	Transaction amount during the Reporting Period	Percentage of the total amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	57,700,000	52,230,820	63.30
Sales of petroleum products	Sinopec Corp. and its associates	52,000,000	37,618,198	40.42
Sales of petrochemical products	Sinopec Corp. and its associates	17,400,000	13,722,908	14.74
Property leasing	Sinopec Corp. and its associates	31,000	23,976	51.66
Agency sales of petrochemical products	Sinopec Corp. and its associates	310,000	160,903	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	640,000	436,082	38.88
Petrochemical industry insurance services	Sinopec Group and its associates	141,000	115,918	65.92
Financial services	Sinopec Group and its associates	229,000	29,716	6.37

6.2	Implementation of Code of Corporate Governance Practices

During the reporting period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Practices Code (during 1 January 2012 to 31 March 2012) and the Corporate Governance Code (the “Code”) (during 1 April 2012 to 31 December 2012) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), except for cetain deviations from Code Provision A.6.7 under the Code (independent non-executive directors and other non-executive directors should attend general meetings) listed below.

Mr. Lei Dianwu, a Non-executive Director of the Company, and Mr. Jin Mingda, an Independent Non-executive Director of the Company, were absent from the 2011 Annual General Meeting of the Company held on 27 June 2012 due to business reasons.

6.3	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) set out under Appendix 10 to Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6.4	Purchase, sale and redemption of shares

During 2012, no purchase, sale or redemption was made by the Group.

6.5	Audit Committee

The Audit Committee of the Company has reviewed with management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, internal control and financial reporting, and reviewed the annual report for the year ended 31 December 2012.

7.	FINANCIAL STATEMENTS

7.1	Financial statement prepared under CAS

Consolidated	Balance Sheet

	As at 31 December
	2012 RMB’000	2011 RMB’000
Assets
Current assets:
Cash at bank and on hand	160,962	91,346
Bills receivable	2,065,483	3,131,579
Accounts receivable	1,082,742	609,906
Prepayments	90,261	43,160
Other receivables	40,765	46,994
Inventories	8,938,077	5,582,425
Other current assets	513,134	160,404

Total current assets	12,891,424	9,665,814
	---------------------------	--------------------------
Non-current assets:
Long-term equity investments	3,057,153	3,101,305
Investment properties	439,137	452,555
Fixed assets	17,622,001	12,659,332
Construction in progress	612,388	3,882,992
Intangible assets	497,575	519,198
Long-term deferred expenses	633,548	306,052
Deferred tax assets	1,052,573	522,837

Total non-current assets	23,914,375	21,444,271
	---------------------------	--------------------------

Total assets	36,805,799	31,110,085

Consolidated Balance Sheet (continued)

	As at 31 December
	2012 RMB’000	2011 RMB’000
Liabilities and shareholders’ equity
Current liabilities:
Short-term loans	11,023,877	5,512,074
Bills payable	—	15,688
Accounts payable	5,523,248	4,650,007
Advances from customers	758,796	706,835
Employee benefits payable	48,008	46,140
Taxes payable	671,231	507,938
Interest payable	20,987	9,442
Dividends payable	21,548	22,599
Other payables	859,562	801,109

Total current liabilities	18,927,257	12,271,832
	-----------------	-----------------
Non-current liabilities:
Long-term loans	1,231,340	160,050
Other non-current liabilities	190,000	295,619

Total non-current liabilities	1,421,340	455,669
	------------------	------------------

Total liabilities	20,348,597	12,727,501
	------------------	------------------
Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	8,179	21,777
Surplus reserve	5,151,770	5,151,770
Retained earnings	915,707	2,824,173

Total equity attributable to equity shareholders of the Company	16,190,419	18,112,483
Minority interests	266,783	270,101

Total equity	16,457,202	18,382,584
	------------------	------------------

Total liabilities and shareholders’ equity	36,805,799	31,110,085

These financial statements were approved by the Board of Directors of the Company on 27 March 2013.

Consolidated Income Statement

For the year ended 31 December 2012

	For the year ended 31 December
	2012 RMB’000	2011 RMB’000
Operating income	93,072,254	95,601,248
Less: Operating costs	86,041,072	85,042,194
Business taxes and surcharges	5,791,064	6,009,203
Selling and distribution expenses	649,906	675,771
General and administrative expenses	2,388,555	2,556,011
Financial expenses (“-” for financial income)	283,257	–83,542
Impairment losses	203,927	284,574
Add: Investment income	29,230	143,340
Including: Income from investment in associates and jointly controlled enterprises	22,784	142,655

Operating profit (“-” for loss)	–2,256,297	1,260,377
Add: Non-operating income	279,838	91,894
Less: Non-operating expenses	56,515	59,980
Including: Losses from disposal of non-current assets	24,670	21,125

Profit before income tax (“-” for loss)	–2,032,974	1,292,291
Less: Income tax expense	–507,763	317,461

Net profit for the year (“-” for net loss)	–1,525,211	974,830

Attributable to:
Equity shareholders of the Company	–1,548,466	944,414
Minority interests	23,255	30,416
Earnings per share:
Basic and diluted earnings per share (“-” for loss)	RMB -0.215	RMB 0.131

Other comprehensive income for the year	—	—

Total comprehensive income for the year (“-” for loss)	–1,525,211	974,830

Attributable to:
Equity shareholders of the Company	–1,548,466	944,414
Minority interests	23,255	30,416

These financial statements were approved by the Board of Directors of the Company on 27 March 2013.

7.2	Financial statements prepared under IFRS

Consolidated Income Statement

(Prepared under IFRS)

		For the year ended 31 December
		2012	2011
	Note	RMB’000	RMB’000
Turnover	10	93,008,338	95,518,856
Sales taxes and surcharges		(5,791,064)	(6,009,203)

Net sales		87,217,274	89,509,653
Cost of sales		(88,617,789)	(87,881,160)

Gross (loss)/profit		(1,400,515)	1,628,493
Selling and administrative expenses		(649,906)	(675,771)
Other operating income		333,754	164,286
Other operating expenses		(55,779)	(57,184)

(Loss)/profit from operations		(1,772,446)	1,059,824
		------------------	------------------
Finance income		86,545	299,036
Finance expenses		(369,802)	(215,494)

Net finance (costs)/income	2	(283,257) -----------------	83,542 -----------------
Investment income		6,446	685
		------------------	------------------
Share of profit of associates and jointly controlled entities		32,784	152,655
		------------------	------------------

(Loss)/profit before taxation	3	(2,016,473)	1,296,706
Income tax	4	511,331	(310,184)

(Loss)/profit for the year		(1,505,142)	986,522

Attributable to:
Equity shareholders of the Company		(1,528,397)	956,106
Non-controlling interests		23,255	30,416

(Loss)/profit for the year		(1,505,142)	986,522

(Loss)/earnings per share
Basic	5	RMB (0.212)	RMB 0.133

Diluted		RMB (0.212)	RMB 0.133

Consolidated Statement of Comprehensive Income

(Prepared under IFRS)

	For the year ended 31 December
	2012	2011
	RMB’000	RMB’000
(Loss)/profit for the year	(1,505,142)	986,522
Other comprehensive income for the year	—	—

Total comprehensive (loss)/income for the year	(1,505,142)	986,522

Attributable to:
Equity shareholders of the Company	(1,528,397)	956,106
Non-controlling interests	23,255	30,416

Total comprehensive (loss)/income for the year	(1,505,142)	986,522

Consolidated Balance Sheet

(Prepared under IFRS)

		31 December 2012	31 December 2011
	Note	RMB’000	RMB’000
Non-current assets
Property, plant and equipment		17,468,748	12,501,980
Investment property		439,137	452,555
Construction in progress		612,388	3,852,692
Interest in associates and jointly controlled entities		2,867,153	2,901,305
Lease prepayments and other assets		1,131,123	825,250
Deferred tax assets		1,052,573	519,269

Total non-current assets		23,571,122	21,053,051
		-----------------------------	---------------------------
Current assets
Inventories		8,938,077	5,582,425
Trade debtors	7	93,484	121,936
Bills receivable	7	2,046,657	2,988,010
Other debtors and prepayments	7	599,402	242,811
Amounts due from related parties	7	1,052,842	639,286
Cash and cash equivalents		160,962	91,346

Total current assets		12,891,424	9,665,814
		-----------------------------	---------------------------
Current liabilities
Loans and borrowings	8	11,023,877	5,512,074
Trade creditors	9	2,886,616	3,126,495
Bills payable	9	—	15,688
Other creditors		1,603,022	1,352,367
Amounts due to related parties	9	3,411,279	2,242,868
Income tax payable		2,463	22,340

Total current liabilities		18,927,257	12,271,832
		-----------------------------	---------------------------

Net current liabilities		(6,035,833)	(2,606,018)
		-----------------------------	---------------------------

Total assets less current liabilities carried forward		17,535,289	18,447,033
		-----------------------------	---------------------------

Consolidated Balance Sheet (continued)

(Prepared under IFRS)

		31 December 2012	31 December 2011
	Note	RMB’000	RMB’000
Total assets less current liabilities brought forward		17,535,289	18,447,033
		-----------------------------	---------------------------
Non-current liabilities
Loans and borrowings	8	1,231,340	160,050
Deferred income		—	91,319

Total non-current liabilities		1,231,340	251,369
		-----------------------------	---------------------------

Net assets		16,303,949	18,195,664

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		8,837,166	10,725,563

Total equity attributable to equity shareholders of the Company		16,037,166	17,925,563
Non-controlling interests		266,783	270,101

Total equity		16,303,949	18,195,664

Approved and authorised for issue by the Board of Directors on 27 March 2013.

Notes to the financial statements

1.	Changes in accounting policies

The International Accounting Standards Board has issued a few amendments to IFRS that are first effective for the current accounting period of the Group and the Company. None of the developments are relevant to the accounting policies applied in the financial statements for the years presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2.	Net finance (costs)/income

	2012 RMB’000	2011 RMB’000
Interest income	86,545	99,345
Net foreign exchange gain	—	199,691

Finance income	86,545	299,036
	-------------------	-------------------
Interest on loans and borrowings	(466,409)	(246,326)
Less: borrowing costs capitalized as construction in progress #	110,306	30,832
Net foreign exchange loss	(13,699)	—

Finance expenses	(369,802)	(215,494)
	-------------------	---------------------

Net finance (costs)/income	(283,257)	83,542

#	The borrowing costs during 2012 have been capitalized at a rate of 2.98%-6.21% per annum (2011: 2.75%-4.86%) for construction in progress.

3.	(Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting):

	2012 RMB’000	2011 RMB’000
Cost of inventories sold#	88,617,789	87,881,160
Depreciation of property, plant and equipment#	1,669,778	1,610,450
Depreciation of investment property#	13,250	13,250
Amortization of lease prepayments#	18,323	18,401
Repairs and maintenance expenses#	984,486	1,093,339
Research and development costs#	72,174	79,573
Employee’s pension costs#
– Municipal retirement scheme costs	264,160	235,013
– Supplementary retirement scheme costs	68,763	59,922
Staff costs#	1,740,160	1,699,158
Rental income from investment property	(46,413)	(41,758)
Impairment losses
– Trade and other receivables	371	(2,384)
– Property, plant and equipment	—	10,552
Gain on disposal of investment by a subsidiary	(6,446)	—
Gain on sale of available-for-sale financial assets	—	(685)
Share of profit of associates and jointly controlled entities	(32,784)	(152,655)
Auditors’ remuneration – audit services	8,850	8,500

#

Cost of inventories sold includes RMB 4,773,243,000 (2011: RMB 4,752,353,000) relating to staff costs, depreciation and amortisation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The consolidated loss attributable to equity shareholders of the Company includes a loss of RMB 1,555,003,000 (2011: a profit of RMB 798,355,000) which has been dealt with in the financial statements of the Company.

4.	Income tax

Taxation in the consolidated income statement represents:

	2012 RMB’000	2011 RMB’000
Current tax
– Provision for PRC income tax for the year	21,841	30,280
– Under/(over)-provision in respect of prior years	132	(436)
Deferred taxation	(533,304)	280,340

Total income tax	(511,331)	310,184

A reconciliation of the expected income tax calculated at the applicable tax rate with the actual income tax is as follows:

	2012 RMB’000	2011 RMB’000
(Loss)/profit before taxation	(2,016,473)	1,296,706
	---------------------------	--------------------------
Expected PRC income tax at the statutory tax rate of 25%	(504,118)	324,177
Tax effect of non-deductible expenses	3,386	22,604
Tax effect of non-taxable income	(3,968)	(3,957)
Under/(over) – provision in prior years	132	(436)
Tax effect of share of profit recognised under the equity method	(8,196)	(38,164)
Tax effect of unused tax losses not recognised	7,455	10,582
Others	(6,022)	(4,622)

Actual income tax	(511,331)	310,184

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5.	Loss/earnings per share

The calculation of basic loss/earnings per share is based on the loss attributable to equity shareholders of the Company of RMB 1,528,397,000 (2011: profit of RMB 956,106,000) and 7,200,000,000 (2011: 7,200,000,000) shares in issue during the year.

The amount of diluted loss/earnings per share is not presented as there were no dilutive potential ordinary shares for either year.

6.	Dividends

(a)	Dividends attributable to the year

	2012 RMB’000	2011 RMB’000
Final dividend proposed after the balance sheet date of RMB nil per share (2011: RMB 0.05 per share)	—	360,000

Pursuant to a resolution passed at the directors’ meeting on 29 March 2012, a final dividend of RMB 0.05 per share totalling RMB 360,000,000 was proposed for shareholders’ approval at the Annual General Meeting for the year ended 31 December 2011. No final dividend was proposed after the balance sheet date in respect of the year ended 31 December 2012.

(b)	Dividends attributable to the previous financial year, approved during the year

	2012	2011
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the year, of RMB 0.05 per share (2011: RMB 0.10 per share)	360,000	720,000

7.	Trade and other debtors

	2012 RMB’000	2011 RMB’000
Trade debtors	94,366	126,671
Less: Impairment losses for bad and doubtful debts	(882)	(4,735)

	93,484	121,936
Bills receivable	2,046,657	2,988,010
Amounts due from related parties	1,052,842	639,286

	3,192,983	3,749,232
Other debtors and prepayments	599,402	242,811

	3,792,385	3,992,043

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	2012 RMB’000	2011 RMB’000
Invoice date:
Within one year	3,192,974	3,748,135
Between one and two years	9	1,097

	3,192,983	3,749,232

Bills receivable represent short-term banker acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	Loans and borrowings

Loans and borrowings are repayable as follows:

	2012 RMB’000	2011 RMB’000
Long term bank loans
– After 2 years but within 5 years	860,780	35,050
– After 1 year but within 2 years	370,560	125,000

	1,231,340	160,050
	--------------	------------
Loans due within one year
– Short term bank loans	10,803,877	4,852,074
– Short term loans from a related party	220,000	660,000

	11,023,877	5,512,074
	--------------	------------

	12,255,217	5,672,124

9.	Trade payables

	2012 RMB’000	2011 RMB’000
Trade creditors	2,886,616	3,126,495
Bills payable	—	15,688
Amounts due to related parties	3,411,279	2,242,868

	6,297,895	5,385,051

The maturity analysis of trade payables is as follows:
	2012 RMB’000	2011 RMB’000
Due within 1 month or on demand	6,088,323	5,166,297
Due after 1 month and within 3 months	209,572	218,754

	6,297,895	5,385,051

10.	Segment reporting

Turnover

	2012 RMB’000	2011 RMB’000
Manufactured products
Synthetic fibres
– external sales	3,344,190	4,198,251
– intersegment sales	93	118

Total	3,344,283	4,198,369
	-----------------------------	---------------------------
Resins and plastics
– external sales	14,828,298	16,589,438
– intersegment sales	108,618	136,352

Total	14,936,916	16,725,790
	-----------------------------	---------------------------
Intermediate petrochemicals
– external sales (note a)	18,161,380	19,242,850
– intersegment sales (note b)	19,085,952	19,498,129

Total	37,247,332	38,740,979
	-----------------------------	---------------------------
Petroleum products
– external sales (note a)	43,754,793	42,896,821
– intersegment sales	5,618,459	5,156,614

Total	49,373,252	48,053,435
	-----------------------------	---------------------------
Trading of petrochemical products
– external sales (note a)	12,025,361	11,620,440
– intersegment sales	3,423,818	3,385,692

Total	15,449,179	15,006,132
	-----------------------------	---------------------------
Others
– external sales (note a)	894,316	971,056
– intersegment sales	718,864	814,281

Total	1,613,180	1,785,337
	-----------------------------	---------------------------
Elimination of intersegment sales	(28,955,804)	(28,991,186)
	-----------------------------	---------------------------

Turnover	93,008,338	95,518,856

(Loss)/profit before taxation

	2012 RMB’000	2011 RMB’000
(Loss)/profit from operations
Synthetic fibres	(405,349)	301,334
Resins and plastics	(1,291,393)	11,994
Intermediate petrochemicals	832,675	1,148,572
Petroleum products	(993,026)	(453,368)
Trading of petrochemical products	46,448	14,969
Others	38,199	36,323

Consolidated (loss)/profit from operations	(1,772,446)	1,059,824
Net finance (costs)/income	(283,257)	83,542
Investment income	6,446	685
Share of profit of associates and jointly controlled entities	32,784	152,655

(Loss)/profit before taxation	(2,016,473)	1,296,706

Note (a):

External sales include sales to Sinopec Corp., its subsidiaries and jointly controlled entities as follows:

	2012 RMB’000	2011 RMB’000
Sales to Sinopec Corp., its subsidiaries and jointly controlled entities
Intermediate petrochemicals	4,355,455	4,851,962
Petroleum products	37,618,198	36,585,798
Trading of petrochemical products	6,999,471	8,721,026
Others	620,145	544,846

Total	49,593,269	50,703,632

Note (b):

Intermediate petrochemicals’ intersegment sales to each of the other reportable segments are as follows:

	2012 RMB’000	2011 RMB’000
Synthetic fibres	3,483,378	3,160,141
Resins and plastics	15,302,334	16,037,690
Petroleum products	300,240	300,298

Total	19,085,952	19,498,129

7.3	The reconciliation between financial statements prepared under CAS and IFRS

The reconciliation between the net profit and net assets of the consolidated financial statements prepared under CAS and IFRS is presented as below (“–” for net loss):

Note	Net profit attributable to equity shareholders of the Company (“-” for net loss)		Net assets attributable to equity shareholders of the Company
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
Under CAS	–1,548,466	944,414	16,190,419	18,112,483
Adjustments under IFRS:
Government grants (i)	30,099	29,386	–153,253	–183,352
Safety production costs (ii)	–13,598	–24,971	—	—
Effects of the above adjustments on taxation	3,568	7,277	—	–3,568

Under IFRS	–1,528,397	956,106	16,037,166	17,925,563

(i)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 27 March 2013

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.